SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549



__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
                CSW CREDIT, INC.                  :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-7218                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:



      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of September 30, 1995, statements of income for the three and twelve month periods ended September 30, 1995, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on September 30, 1995, it had $785,500,000 face amount of commercial paper outstanding at a weighted average cost of 5.84%. This amount consisted of $362,800,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $422,700,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on September 30, 1995.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from July 1, 1995 through September 30, 1995 and Credit's capital structure at September 30, 1995. Credit hereby files as Exhibit 4 attached hereto the twelve month average as of the end of each month of outstanding accounts receivable and bad debt write-offs related to non-affiliated companies during said period.

      4.   With  respect to affiliated companies,  Credit  hereby
certifies that the allowed returns on common equity for the period from July 1, 1995 through September 30, 1995 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.

      5. With respect to Houston Lighting & Power Company (HLP), Credit had month ending average net receivables of $333,472,000 outstanding during the twelve months ended September 30, 1995. During the quarter ended September 30, 1995 the daily maximum borrowing relating to the purchase of accounts receivable from HLP was $451,465,000.

      6. Credit hereby certifies it was in accordance with the 50% restriction on non-affiliated receivables during the quarter ended September 30, 1995, as shown in Exhibit 4 attached hereto.

      7. Credit hereby certifies that during the period July 1, 1995 through September 30, 1995, HLP receivables were acquired by Credit and sold to The Bank of New York in order to maintain compliance with the 50% restriction as follows: July $6,900,000, August $3,800,000, and September $0. The figures set forth in
Exhibit 4 attached hereto shows the detail of the receivables.

      8. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, and December 16, 1994 permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                          EXHIBIT INDEX
                          -------------


Exhibit                                              Transmission
Number                    Exhibit                       Method
-------                   -------                    ------------

   1         Balance sheet as of September 30,        Electronic
             1995, statements of income for the
             three and twelve month periods
             ended September 30, 1995, and
             notes to the financial statements.

   2         Commercial paper outstanding at          Electronic
             September 30, 1995.

   3         Earnings coverage for the period         Electronic
             from July 1, 1995 through
             September 30, 1995 and capital
             structure at September 30, 1995.

   4         Twelve month average as of the           Electronic
             end of each month of outstanding
             accounts receivable of affiliated
             and non-affiliated companies and bad
             debt write-offs related to non-
             affiliated companies during the
             period July 1, 1995 through
             September 30, 1995.

   5         Discount calculation for affiliated      Electronic
             companies for the three months
             ended September 30, 1995.

   6         Analysis of the allowed returns on       Electronic
             common equity for affiliated
             companies at September 30, 1995.

   7         Factoring expense savings for            Electronic
             affiliated companies for the three
             months ended September 30, 1995.

                            SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935,

Central and South West Services, Inc. has duly caused this report to be signed on the 13th day of November 1995.






                           /s/ Wendy G. Hargus
                               Wendy G. Hargus
                               Controller
                               CSW Credit, Inc.



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
                               Telephone (214) 777-1000